Exhibit 99.1

MATERIAL FACT

SUZANO S.A.

Authorized Capital Publicly held Company

Corporate Taxpayer’s ID (CNPJ/ME) 16.404.287/0001-55

Company Registry (NIRE) 29.3.0001633-1

São Paulo, September 24, 2021 – Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 / NYSE: SUZ), in compliance with the provisions in CVM Resolution No. 44, of August 23, 2021, hereby announces  to  its  shareholders,  investors  and  the  market, that the Company's Board of Directors has resolved to call an Extraordinary General Meeting, to be held on October 25, 2021, at 9 a.m.,  to resolve on the full offsetting of the Company's accumulated losses, as recorded in the Financial Statements for the year ended December 31, 2020, amounting to R$ 3,926,014,830.11, by partially deducting the balance of retained earnings ascertained in the 1st semester of 2021, as stated in the quarterly financial statements dated June 30, 2021, which totaled R$ 7,277,866,773.05.

The full offsetting of the accumulated losses aims to allow the Company's management to analyze and eventually resolve, pursuant to article 204 of Law 6,404, of December 15, 1976, and to article 28 of the Company's Bylaws, on the distribution of dividends from the accumulated profits in the current fiscal year.

São Paulo, September 24, 2021.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer